SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Thermoplastic resins (PE, PP, PVC) sales grow by 10% in 2012
Market share expands by 5 p.p.

HIGHLIGHTS:

▶  Focus on competitiveness

✓  Brazil’s resins market registered total sales of 1.2 million tons in 4Q12, contracting 8% from 3Q12, in line with the seasonality of the period. In 2012, resin demand reached close to 5.0 million tons, or 2% higher than in 2011. Braskem’s sales in 2012 were up 10%, while its market share reached 70%, a 5 p.p. expansion on the prior year, in line with its commitment to the domestic industry and its strategy to increase its domestic market share.

✓  Crackers capacity utilization rate in 4Q12 stood at 82%, reflecting the weaker global demand and the unscheduled shutdowns due to problems related to the electricity supply. In 2012, the capacity utilization rate was 89%, reflecting the improved operational performance at crackers compared to 2011 (83%).

✓   EBITDA in 4Q12 was R$1,399 million or US$677 million. This amount was positively affected by the R$516 million gain from the divestment of non-core assets. In 2012, EBITDA was R$3,958 million, growing 6% from 2011.

▶  Expansion and diversification of feedstock

✓  PVC and Butadiene

▪   In 2012, Braskem concluded its investments and started operations at its new PVC plant (200 kton) and butadiene capacity expansion project (100 kton), with both projects adding value to the existing streams and enabling the Company to meet the growing demand for these products.

✓  Mexico Project (Ethylene XXI)

▪   In December 2012, the US$3.2 billion financing structure for the integrated petrochemical complex in Mexico to produce polyethylene was concluded with the support of a multinational pool of seven banks and credit agencies.

✓  Comperj

▪    In 2012, the second phase of engineering (FEL2) for the Comperj project was concluded, which is the new petrochemical complex to be built in the state of Rio de Janeiro (Brazil). Work on the basic engineering projects (FEL3) for the industrial units is expected to begin in 2013.

▶    Commitment to financial health

✓  In December 2012, Braskem, strengthening the commitment to maintain its financial health, divested non-core assets in Brazil and the United States in the aggregate amount of R$822 million, which led to the recognition of a gain of R$516 million in last quarter.

✓  In line with its strategy of diversification and competitive cost of debt, the Company obtained a US$200 million loan due in November 2022 from Nippon Export and Investment Insurance (”NEXI”). The loan will be disbursed in 1Q13 and the semiannual interest payments are composed of currency variation, Libor + 1.1% p.a..

MESSAGE FROM MANAGEMENT

In a year that was particularly challenging due to the deterioration in the international economic crisis that impacted the petrochemical industry both globally and in Brazil, Braskem made significant advances in its growth strategy in Brazil. These advances were aligned with its commitment to the development of the chemical and plastics production chain and with its international expansion process to obtain more competitive feedstock sources.

Consistent with its strategy of maintaining a strong focus on Clients, innovation, value accretion and sustainability, Braskem strengthened its positioning in the Brazilian market and continued to recover its market share. Investments in innovation totaled approximately R$200 million, growing 30% on the previous year and allowing the development of new applications for plastic products and the launch of 20 new resins, which contributed to the performance of our clients, the petrochemical industry and the local plastics chain.

The Green Plastic, which is made from sugarcane ethanol, contributed to this improvement by raising awareness among new Clients regarding its environmental advantages, since it is made from a feedstock that is 100% renewable and helps mitigate the greenhouse effect. The new partnerships forged during the period related to Green PE involved Kimberly Clark, DuPont, Tigre, L’Occitane, Tecnaro, Plantic and Faber-Castell.

The theme Innovation was also incorporated into the measures proposed by the Special Regime for the Chemical Industry (REIQ) that was submitted to the federal government by the Chemical Industry Competitiveness Council under the scope of the economic stimulus plan known as Brasil Maior, which was prepared jointly with representatives from the petrochemical industry, plastics manufacturers, the government and industry workers. Other drivers of REIQ include lower tax rates for investments and raw materials, which will play a crucial role in increasing the industry’s competitiveness and fostering a new cycle of growth.

Despite the scenario marked by uncertainties, as part of its investment program, which in 2012 reached R$1.7 billion, the Company commissioned a new PVC plant with annual production capacity of 200 kton in the state of Alagoas in Brazil’s Northeast. Braskem also expanded its production of butadiene, a key input used by the rubber industry, at its plant located in the state of Rio Grande do Sul, which increased its annual production capacity of this product by 100 kton. These investments also contribute to the improvement in the Company’s competitiveness, making viable the sales of higher-value products.

The COMPERJ project - Petrochemical Complex of Rio de Janeiro - also seeks to boost the Company’s competitiveness by using natural gas for feedstock, since natural gas production in Brazil is expected to increase with the exploration of the country’s pre-salt oil reserves. Braskem has concluded the project’s initial engineering phase and, in 2013, will focus on its detailing, with the final investment decision expected to be taken in the first half of 2014 following the approval by the Board of Directors.

On the international front, construction began on the integrated petrochemical complex in Mexico, following conclusion of negotiations for the Engineering, Procurement and Construction (EPC) services and the structuring of the US$3.2 billion in financing, which features a multinational pool of seven banks and credit agencies. The complex in Mexico will be formed by a cracker using ethane as feedstock and three integrated polyethylene plants with annual capacity of 1.05 million tons, with startup slated for mid-2015. Developed through a joint venture with the Mexican group Idesa, the project will increase the share of gas in the Company’s feedstock matrix, improving its competitiveness.

In the United States, Braskem acquired from Sunoco Chemicals a propylene splitter that was integrated into its unit in Marcus Hook, Pennsylvania. The splitter’s acquisition provided a long-term solution to the unit’s propylene supply, since at the start of the year Sunoco officially announced its decision to deactivate its refinery and terminate its supply of this feedstock to Braskem. The decision to terminate the supply resulted in the payment by Sunoco of US$130 million in compensation.

Also in the United States, Braskem made and important progress in improving the competitiveness of its operations by forging a partnership with Enterprise Products, which will supply approximately 65% of the propylene feedstock required by its three plants in the U.S. Gulf region. In addition to guaranteeing the supply of this feedstock for 15 years, the partnership establishes Enterprise’s obligation to build a propane dehydrogenation plant (PDH) that will use shale gas and other untraditional feedstock sources, giving Braskem access to competitive opportunities in gas-based feedstock in the region. The plant is expected to start operations in 2015.

In addition, given the challenging scenario in the global industry that has led to a significant drop in profitability, and consistent with the Company’s commitment to its financial health, Braskem opted to divest assets that were not related to its core activities. As a result, in late 2012, it concluded the sale of Cetrel and of the Camaçari Water Treatment Unit (Distribuidora de Águas de Camaçari) to Odebrecht Ambiental for R$652 million.

The discipline employed in the investment process, the productivity gains, the focus on client relationships and the financial health obtained from measures - such as the divestment of non-core assets, enabled Braskem to mitigate the impacts of the global crisis while maintaining its strategic course and supporting its investment program, given the Company’s confidence in the recovery of international petrochemical markets and in the domestic market’s growth over the medium and long terms.

Gross revenue was R$42.1 billion and net revenue was R$35.5 billion, representing increases of 8% and 9%, respectively, compared to 2011, driven by higher sales volume and the depreciation in the Brazilian real against the U.S. dollar, which offset the reduction in the average prices in international markets.

EBITDA was R$4.0 billion, increasing 6% on the prior year, despite the reduction in the average spreads of petrochemical products over the course of 2012. EBITDA included the positive impact of R$860 million from nonrecurring items, such as the compensation received under the propylene supply contract in the United States and proceeds from the divestment of non-core assets.

Braskem posted a net loss of R$738 million, explained by the local currency depreciation of 9% in the period, which generated a negative impact on the financial result of R$1,675 million. It is important to note that this impact is noncash, representing an accounting impact from exchange variation that affects primarily Braskem’s debt, with any disbursements occurring upon the maturity of this debt, which has an average duration of 15 years.

Aware of the importance of people to its growth, Braskem invested in the training and development of its Members through programs focused on education through work and education for work, as well as on technical programs, which in 2012 required total investment of around R$15 million. Also during the year, special efforts were made to integrate the new teams in Germany, Mexico and the United States, with an emphasis on strengthening the corporate culture based on the Odebrecht Entrepreneurial Technology (TEO). Braskem registered the best occupational safety indicators in its history. The injury rate with and without lost time was 1.04 accidents per million man-hours worked, a great source of pride which reflects its commitment to the health and safety of its Members and of the communities in which it operates, as well as to the Environment. Progress was also achieved in the Company's ecoefficiency indicators, with decreases in the generation of solid waste and effluents and in the consumption of natural resources.

Braskem’s commitment to sustainable development once again received important international recognition in 2012, with its inclusion as a model company for the third straight year in the Exame Sustainability Guide. One of the many distinctions garnered in the year was the FINEP Award in the Sustainable Innovation category for Braskem’s Green Plastic. Braskem also was selected components of the Corporate Sustainability Index (ISE) for the eight straight year and of the Carbon Efficient Index (ICO2), both indexes created by the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange.

In the social dimension of its sustainable development, the Company operates through a set of programs that focus on environmental education, social inclusion and promoting culture in the communities where it has operations.

PERFORMANCE

▶  Net Revenue

In 4Q12, Braskem’s consolidated net revenue was US$4.5 billion, or 2% lower than in 3Q12. The average price increase of resins and main basic petrochemical partially offset the decrease in sales volume, impacted by the seasonality of the period. In Brazilian real, consolidated net revenue was R$9.2 billion, in line with the previous quarter.

Compared with 4Q11, consolidated net revenue in U.S. dollar decreased 6%. Measured in Brazilian real, consolidated net revenue grew 8%, benefitting from the average U.S. dollar appreciation of 14% in the period.

Revenue from exports stood at US$1.9 billion in 4Q12, in line with 3Q12, but down 14% from 4Q11, due to the lower volume of resale.

In 2012, the Company’s consolidated net revenue was R$35.5 billion, representing a growth of 9% from the net revenue of R$32.5 billion in 2011, which is explained by (i) the higher sales volume for resins and basic petrochemicals; and (ii) the U.S. dollar appreciation of 17% in the period. In U.S. dollar, net revenue was US$18.2 billion, down 6% from the prior year, reflecting the lower prices for resins and main basic petrochemicals in the international market.

Export revenue in 2012 was US$8.0 billion, down 5% from the prior year, mainly due to the decrease in U.S. PP price and lower resale volume.

Highlights by Segment

▶  Capacity Utilization Rate

In view of the seasonally weaker period and operational problems at the crackers, Braskem's plants operated at lower capacity utilization rates in the 4Q12. In the year, however, despite the challenging global scenario, Company’s operating rates increased in relation to 2011. The capacity utilization rates in the quarters and years are shown below:

▶  Polyolefins

Brazilian market: demand for polyolefins (PE and PP) in 4Q12 was 7% lower reaching 965 kton. The contraction in demand is explained by the quarter’s seasonality. Compared to 4Q11, demand increased 3%.

Production: production volume was 974 kton, or 12% lower than in 3Q12, due to the lower demand and the lack of feedstock supply. Compared to 4Q11, production grew by 2%.

Domestic sales: following the trend in the Brazilian market, the Company’s sales decreased by 9% to 724 kton in 4Q12, with market share of 75%. Compared to 4Q11, domestic sales increased by 11%, reflecting the expansion in market share between the periods.

Export sales: in the last quarter, export sales totaled 263 kton, or 25% lower than in 3Q12, influenced by the lower production volume. Compared to 4Q11, exports declined by 14%, due to the attractiveness of the domestic market.

Domestic demand for polyolefins (PE and PP) was 3.8 million tons, up 2% from 2011. Meanwhile, Braskem’s sales grew by 8% to 2.9 million tons, leading its market share to expand by 5 p.p. to 76% in the year.

In the export market, the Company’s sales contracted by 2%, which mainly reflected the redirecting of sales to the Brazilian market and the weak performance of the global economy.

The stronger sales volume was supported by growth in production volume to 4.2 million tons, or 6% more than in 2011, a year in which the Company's operating performance was adversely affected by scheduled and unscheduled shutdowns (blackout in the Northeast region of Brazil).

▶  Vinyls

Brazilian market: demand for PVC in 4Q12 was 270 kton, or 12% lower than in the previous quarter, and was also influenced by the seasonality. In relation to 4Q11, demand increased by 2%.

Production: PVC production in 4Q12 was 131 kton, decreasing 7% from 3Q12, in response to the weaker domestic demand. Caustic soda production reached 109 kton, 14% lower than in the prior quarter. Compared to 4Q11, PVC production increased 12%, while caustic soda production remained practically stable.

Domestic sales: Braskem’s sales followed the trend in the Brazilian market, but due the 3 p.p. expansion in market share (53%), its sales reached 143 kton in 4Q12. In the case of caustic soda, sales were 7% higher, reflecting the opportunities in the local market. Compared to 4Q11, PVC and caustic soda sales grew by 17% and 6%, respectively.

In 2012, demand for PVC increased 1% and reached 1.1 million tons. Braskem’s sales totaled 561 kton, increasing 16% from 2011, driven by the startup of the new PVC plant in the state of Alagoas.

Caustic soda sales were 464 kton, increasing 12%, reflecting the growth in production volume, which last year was adversely affected by scheduled and unscheduled maintenance shutdowns.

▶  Basic Petrochemicals

Ethylene production in 4Q12 was 771 kton, down 11% from 3Q12, reflecting the unscheduled shutdowns caused by the volatility in the power supply and the weaker domestic demand. Compared to 4Q11, production volume was 2% higher.

Performance (tons)	4Q12	3Q12	4Q11	Change (%)	Change (%)	2012	2011	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	770,887	868,891	759,262	(11)	2	3,329,758	3,119,158	7
Propylene	341,299	390,155	323,324	(13)	6	1,472,488	1,411,098	4
Butadiene	95,047	106,597	76,598	(11)	24	355,703	314,534	13
BTX*	293,201	331,178	262,126	(11)	12	1,246,517	1,165,437	7
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: in the quarter, the Company's total sales stood at 221 kton, or 15% lower than in 3Q12, reflecting the period’s seasonality. Compared to 4Q11, sales volume increased by 4%.

Butadiene: in 4Q12, butadiene sales were 100 kton, decreasing 10% from 3Q12, but increasing a strong 33% from 4Q11, positively affected by the capacity-expansion project at the butadiene plant in Triunfo, Rio Grande do Sul.

BTX: in response to the market opportunities, aromatics sales volume in 4Q12 increased by 5% to 281 kton. Compared to 4Q11, sales were 18% higher.

Performance (tons)	4Q12	3Q12	4Q11	Change (%)	Change (%)	2012	2011	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Total Sales
Ethylene/Propylene	221,123	261,075	212,931	(15)	4	934,640	872,313	7
Butadiene	100,070	111,795	74,962	(10)	33	357,001	311,542	15
BTX*	281,268	267,644	239,121	5	18	1,059,479	983,815	8

In a year with no scheduled maintenance shutdowns, ethylene production reached 3.3 million tons, up 7% from 2011. The average capacity utilization rate of crackers stood at 89%.

In this scenario, total ethylene and propylene sales increased by 7% from the previous year to reach 935 kton. BTX and butadiene sales increased 8% and 15%, respectively; with the growth in butadiene sales also benefitting from the startup, in June 2012, of the 100 kton capacity-expansion project.

▶  International Business

Market: demand for PP in the United States contracted 3% from 3Q12 to around 1.5 million tons; prices, however, moved higher, driven by feedstock prices. In Europe, the market remained relatively balanced, with positive signs at the end of the quarter due to expectations of a restocking trend in the chain.

Production: the average capacity utilization rate was 88%, for production volume of 442 kton, in line with 3Q12. Compared to 4Q11, the increase came to 3%.

Sales: in 4Q12, sales totaled 444 kton, or 2% lower than in the previous quarter, in line with the weaker demand from the European and U.S. markets.

Performance (tons)	4Q12	3Q12	4Q11	Change (%)	Change (%)	2012	2011	Change (%)
INTERNATIONAL BUSINESS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	443,571	451,723	426,174	(2)	4	1,744,104	1,016,823	72

Production
PP	441,978	448,500	429,678	(1)	3	1,756,732	1,010,183	74

In 2012, Braskem America registered PP sales volume of 1.7 million tons, up 72% from 2011, reflecting the consolidation of the PP plants acquired and consolidated as from 4Q11, and the better assets management. The estimated demand for PP in the U.S. and Germany was about 9 million tons, 2% higher than 2011.

In 2012, the average capacity utilization rate stood at 89%, up 4 p.p. from 2011, which is explained by better operational performance of Braskem’s assets, even in a year with scheduled and preventive shutdowns ahead of Hurricane Sandy, which hit Pennsylvania in the last quarter of the year.

▶  Cost of Goods Sold - COGS

Braskem's cost of goods sold (COGS) in 4Q12 was R$8.3 billion, in line with the previous quarter. The lower sales volume was partially offset by the 12% increase to US$937/ton in the ARA naphtha price reference for domestic supply (three-month moving average), compared to US$840/ton in 3Q12.

Braskem acquires around 70% of its naphtha from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. The ARA naphtha price, the direct price reference for the imported naphtha, stood at US$941/ton in the quarter, 4% higher than in 3Q12 (US$909/ton).

Regarding the average gas price, between 3Q12 and 4Q12, the Mont Belvieu reference prices for ethane and propane decreased by 16% and 1% to US$28 cts/gal (US$210/ton) and US$88 cts/gal (US$460/ton), respectively, impacted by the higher supply of these products. The average price of USG propylene was US$1,235/ton, increasing by 9%, affected by the limited product supply due to shutdowns at refineries in the region.

Compared to 4Q11, COGS increased 5%, explained by (i) the higher sales volume of resins and basic petrochemicals; and (ii) the 14% appreciation in the U.S. dollar against the Brazilian real in the period.

In 2012, Braskem's COGS was R$32.2 billion, up 12% from 2011, reflecting the higher sales volume of resin and basic petrochemical and the 17% appreciation in the dollar between the periods, which generated a negative impact of R$4,478 million. The ARA naphtha price reference (three-month moving average) averaged US$925/ton, practically in line with the average of US$920/ton in 2011.

▶  Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative (SG&A) expenses totaled R$557 million in 4Q12, up 8% from the prior quarter. Compared to 4Q11, SG&A expenses were R$94 million higher.

Selling Expenses totaled R$276 million, increasing 12% from 3Q12, reflecting the expenses with vessel demurrage and freight expenses on prior sales that were paid in this quarter. Compared to 4Q11, selling expenses increased 33%, also explained by the higher sales volume in the period.

General and administrative (G&A) expenses totaled R$282 million in 4Q12, up 4% from the prior quarter. The main factor was the increase in personnel expenses (under the collective bargaining agreement) that was applied retroactively to September at the Alagoas, Bahia and Rio de Janeiro units. Compared to 4Q11, G&A expenses increased by 10%.

In 2012, SG&A expenses were R$2.1 billion, increasing 13% from the previous year. The increase is explained by (i) the higher sales volume and resulting increase in distribution and storage expenses; (ii) the consolidation of the PP assets in the United States and Europe that were acquired in late 2011, and the restructuring of Braskem Europe; (iii) the increase in personnel expenses (collective bargaining agreement); and (iv) the nonrecurring expenses with advertising, such as sponsorship of the Rio+20 Earth Summit and the campaign to celebrate Braskem's 10th anniversary.

▶  EBITDA

Braskem’s consolidated EBITDA 1 in 4Q12 was R$1,399 million or US$677 million, increasing 50% or 48%, respectively, from last quarter. EBITDA in the quarter includes the positive impacts (i) of the R$409 million gain from the divestment of the assets of the Water Treatment Unit and of Cetrel, which were not part of the Company’s core business; and (ii) of R$107 million in proceeds from the divestment of railcars at Braskem America, which generated economic benefits. Excluding these nonrecurring effects, EBITDA in 4Q12 was R$883 million, or 5% lower than in 3Q12, reflecting the lower sales volume, which was partially offset by the better spreads of the main basic petrochemicals, following the international market, and by the higher average price for resins.

On the same basis, compared to the 4Q11, EBITDA in 4Q12 increased by 23% in Brazilian real and by 8% in U.S. dollar, which is explained by the higher sales volume and better spreads of the main basic petrochemicals.

1 EBITDA may be defined as earnings before the financial result, income tax and social contribution tax (CSLL), depreciation and amortization, and revenues and expenses from the divestment or impairment of fixed/intangible assets. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards (IFRS) and may be defined and calculated differently by other companies.

Divestment of Assets

In alignment with its strategy of focus its investments in the petrochemical industry, in December 2012, Braskem sold:

(i)            to Odebrecht Ambiental, the assets related to the Water Treatment Unit (“WTU”) located at the Camaçari complex, through the sale of 100% of the shares issued by Distribuidora de Águas Camaçari S.A. (“Distribuidora de Águas Camaçari”); and 100% of the shares held by Braskem in Cetrel S.A. (“Cetrel”), which correspond to 54.2% of the voting and total capital in Cetrel. The price of the transaction was R$652 million.

(ii)           To a pool of U.S. investors, 1,429 railcars owned by Braskem America, for US$83 million (R$170 million), with the objective of standardizing the leasing practices of these assets at its operations located in the United States.

In 2012, Braskem’s consolidated EBITDA stood at R$4.0 billion, up 6% from 2011, with EBITDA margin excluding naphtha resale of 11.9%. In U.S. dollar, EBITDA was US$2.0 billion, down 11% from 2011. The growth in sales volume was insufficient to fully offset the lower spreads in thermoplastic resins 2 and basic petrochemicals 3, following the international market trend, which decreased by 21% and 7%, respectively.

However, faced by this downward scenario influenced by the global crisis, the Company diligently pursued additional results by: (i) receiving R$264 million from the adjustment and recognition of compensation from the interruption of polypropylene supply to the Marcus Hook plant (US$130 million); (ii) recognizing a positive impact of R$80 million from the prepayment of tax installments under the Refis tax amnesty program in 2Q12; and (iii) divesting non-core assets, as already explained, with a gain of R$516 million. Excluding these nonrecurring effects, Braskem’s EBITDA was R$3.1 billion, with ex-resale EBITDA margin of 9.3%, down 17% from R$3.7 billion in 2011, strongly affected by the international spreads contraction.

2 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

3 80% ethylene and propylene, 20% BTX (base Europe)

▶  Net Financial Result

The net financial result in 4Q12 was an expense of R$596 million, compared to an expense of R$567 million in the prior quarter. This increase is mainly explained by the foreign exchange volatility through the quarter.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the book financial result. On December 31, 2012, this exposure was formed: (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 69% of net debt. Since its operating cash flow is heavily dollarized, maintaining this level of net exposure to the dollar in its liabilities complies with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate and approximately 80% of its costs are also pegged to this currency.

It is important to note that the exchange variation effect, which was negative in R$207 million in the quarter, does not have a direct cash impact in the short term. This amount represents currency translation accounting impacts, especially on the Company’s debt, with any expenditure occurring when the debt matures, which has a total average term of 15 years. The portion of debt denominated in U.S. dollar has an average term of 20 years.

Excluding the effects of foreign exchange and monetary variation, the net financial result in 4Q12 was an expense of R$317 million, down R$75 million from the expense in the previous quarter, which is mainly due to the lower financial charges resulting from the lower volume of naphtha purchased in the period.

Excluding the effects of foreign exchange and monetary variation, the financial result in 2012 was an expense of R$1,463 million, increasing R$149 million from the net expense in the prior year, which mainly reflects the changing of feedstock payment term in the domestic market to 90 days, with segregation of its financial interest according to the application of present value accounting rules.

.

The following table shows the composition of Braskem's financial result on both quarterly and annual bases.

R$ million	4Q12	3Q12	4Q11	2012	2011

Financial Expenses	(773)	(554)	(770)	(3,902)	(3,552)
Interest Expenses	(225)	(236)	(258)	(973)	(999)
Monetary Variation (MV)	(83)	(56)	(77)	(275)	(301)
Foreign Exchange Variation (FX)	(275)	(62)	(293)	(1,895)	(1,654)
Net Interest on Fiscal Provisions	(46)	(28)	(67)	(208)	(236)
Others	(144)	(171)	(75)	(552)	(362)
Financial Revenue	177	(13)	171	530	765
Interest	69	31	60	190	230
Monetary Variation (MV)	11	8	17	40	59
Foreign Exchange Variation (FX)	68	(65)	84	220	423
Net Interest on Fiscal Credits	2	2	10	30	37
Others	27	10	(0)	50	17
Net Financial Result	(596)	(567)	(599)	(3,372)	(2,787)

R$ million	4Q12	3Q12	4Q11	2012	2011
Net Financial Result	(596)	(567)	(599)	(3,372)	(2,787)
Foreign Exchange Variation (FX)	(207)	(128)	(209)	(1,675)	(1,231)
Monetary Variation (MV)	(73)	(47)	(60)	(235)	(242)
Net Financial Result Excluding FX and MV	(317)	(392)	(330)	(1,463)	(1,314)

▶  Net Income / Loss

Braskem posted net income of R$275 million in 4Q12, with the recognition of the proceeds from the divestment of non-core assets generating a positive impact on the Company’s net result.

In 2012, Braskem recorded a net loss of R$738 million. The result was affected by the financial expense of R$3,372 million that in turn was affected by local-currency depreciation, which fully offset operating income in the period.

▶  Cash Flow

Braskem’s operating cash flow, adjusted by Financial Investments, was R$979 million in 4Q12. Working capital had a negative impact of R$531 million due to the amount receivable from the divestment of the assets in December 2012. Excluding this sales’ effect, working capital had a positive impact of R$121 million.

R$ million	4Q12	3Q12	4Q11	2012	2011
Operating Cash Flow Ajusted	979	835	519	3,599	3,572
Interest Paid	(481)	(133)	(236)	(1,007)	(802)
Income Tax and Social Contribution	(8)	(8)	(11)	(37)	(83)
Investments	(975)	(450)	(1,382)	(2,834)	(2,866)
Free Cash Flow Adjusted	(485)	243	(1,111)	(279)	(180)

In the same period, Adjusted Free Cash Flow was negative R$485 million, reflecting (i) the increase in interest paid, mainly explained by the semiannual coupon payments concentration on the bonds issued by Braskem in the second and fourth quarters of the year; and (ii) the disbursements for the capacity expansion projects, especially the integrated project in Mexico.

The R$975 million in investments includes the R$535 million invested by the subsidiary Braskem-Idesa (Mexico project) that was fully consolidated by the Company.

In the year, the investments related to the project totaled R$993 million, of which R$34 million corresponds to Braskem’s equity contribution. The balance of R$959 million is mainly explained by the bridge loan financing for the project and by the loans contracted by Idesa. The bridge loan and the loans from Idesa will be paid on the first disbursement of the project finance, whose structure was concluded in December 2012, with the support of a multinational pool of seven banks and credit agencies, in the amount of US$3.2 billion. Excluding this balance from the investment activities in 2012, Braskem’s cash flow would be positive in around R$700 million.

▶  Capital Structure and Liquidity

On December 31, 2012, Braskem’s consolidated gross debt was US$8,569 million, up slightly from the balance on September 30, 2012, which is mainly explained by the additional funding contracted through the bridge loan for the integrated project in Mexico. In Brazilian real, consolidated gross debt grew by 3% in the period. Gross debt denominated in U.S. dollar was 68% at the end of 2012.

Braskem maintains its strategy of liquidity and financial health, and has three stand-by credit facilities, with two lines with combined value of US$600 million and a new line in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions. The debt payments over the last quarter led to a reduction of 10% in the cash balance and applications in relation to 3Q12, totaling US$1,710 million.

As a result, Braskem’s consolidated net debt in both Brazilian real and U.S. dollar increased by approximately 6% to R$14,017 million and US$6,859 million, respectively. The net debt denominated in U.S. dollar was 69%.

Excluding from this amount the debt related to the bridge loan for the Mexico Project, which amounted US$317 million in the year and will be repaid upon the first disbursement of the project finance, net debt was US$6,542 million, up 2% from 2011, despite the investments made in the capacity-expansion projects (200 kton of PVC and 100 kton of butadiene).

The financial leverage based on the ratio of net debt to EBITDA in U.S. dollar decreased from 3.77x to 3.42x, as a result of the higher EBITDA in the last 12 months compared to the previous quarter. In Brazilian real, the financial leverage ratio was 3.54x.

Excluding the balance of the bridge loan for the Mexico project and its respective cash, financial leverage as measured by the net debt/EBITDA ratio was 3.30x in U.S. dollar and 3.42x in Brazilian real.

On December 31, 2012, the average debt term was approximately 15 years, lengthening from 12 years on December 31, 2011. Considering only the portion denominated in U.S. dollar, the average debt term was around 20 years. The average cost of servicing the Company's debt as of December 31, 2012 was 6.24% in U.S. dollar and 7.58% in Brazilian real, compared to 5.98% and 9.82%, respectively, in the prior year, with the higher cost in U.S. dollar explained by the lengthening of the debt term by 3 years.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule at December 31, 2012.

Only 10% of Braskem’s total debt matures in 2013, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 22 months. Considering the stand-by credit facilities, this coverage is 36 months.

CAPITAL EXPENDITURE:

Maintaining its commitment to making investments with returns above the cost of capital, in 2012 Braskem invested R$1,713 million (excluding capitalized interest) in its various projects and in maintaining and improving its assets, in line with the initial estimative of R$1,712 million.

Of the total investment in 2012, 40% or R$670 million was allocated to capacity-expansion projects or assets improvement, with the new PVC plant and butadiene capacity expansion receiving R$531 million in the period, both of which were commissioned on schedule. The Company also invested R$341 million in maintenance, in line with the objective of maintaining its assets operating at high levels of efficiency and reliability.

For 2013, investment is estimated at R$2.2 billion, of which (i) 70% will be allocated to maintaining and improving the productivity and reliability of its assets, including an additional disbursement related to the schedule maintenance shutdown close to R$330 million, investment that did not occur in 2012, and its HSE expenses of R$50 million; (ii) and 25% for the construction of the new petrochemical complex in Mexico. The remainder is related to other projects in progress, such as the studies related to the Comperj project and the construction of a pipeline for the future supply of propylene to the acrylic complex in Bahia.

PROJECT PIPELINE:

In keeping with its medium and long term strategy, which is focused on expanding in the Brazilian market, diversifying its energy matrix, advancing its international expansion and consolidating its leadership in the biopolymer market, Braskem’s project portfolio comprises the following projects:

SUMMARY OF PROJECTS

Project	Capacity (kton/y)	CAPEX	Characteristics
Green PP To be defined	≥30	To be announced

•    The economic-financial feasibility analysis of the project was concluded in 2012 and is expected to be submitted to the Board of Directors during 2013. The plant’s startup will be confirmed after the project is approved.

Comperj Rio de Janeiro, Brazil	n/a	To be defined

•         2011: conclusion of the first stage of the Front End Loading (FEL1) engineering process.

•         2012: the conceptual project (FEL2) was concluded and the technology licenses for the complex were contracted.

•         2013e: commencement of the basic engineering projects (FEL3) for the industrial units.

•         2014e: defining the project’s development and construction and examination by the Company’s Board of Directors.

Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$3.2 billion [4]

•         JV between Braskem (75%) and Idesa (25%).

•         Long-term contract (20 years) with PEMEX-Gas based on the Mont Belvieu gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which around 70% is currently supplied by imports.

•         More than US$740 million has already been committed to the acquisition of equipment and materials, which is equivalent to 66% of the total inputs estimated for the project.

• Earthmoving works concluded.

4 Capex includes only fixed investments and does not include the working capital needs and interest associated with the project.

•         Construction: in 4Q12, the project reached 20.2% physical completion. Construction work continued with the installation of foundation piles, lying of the foundation and fabrication of precast concrete.

•         In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%) for the complex’s construction.

•         Start of pre-marketing activities for the sale of products in the domestic market in 4Q12.

•         The US$3.2 billion project finance structure was concluded in December 2012:

o    SACE: US$600 million;

o    IADB and IFC: US$570 million A loan to be complemented by a B Loan of US$700 million;

o    BNDES: US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

•         Priorities for 2013

o    Disbursement of the project finance;

o    Start of electro-mechanical assembly with the arrival of the main pieces of equipment and materials at the site;

o    Expansion of the pre-marketing activities;

o    Hiring and training people to run the future industrial operations.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶  VISIO Program

 The VISIO Program implemented more than 650 initiatives in 2012, which focused on developing new business and increasing operational efficiency at our Clients. Some of the initiatives of the quarter and the year are highlighted below:

For Technocoat, Braskem developed a new formulation with polyethylene grades that maintains the integrity of laundry detergents. The new solution strengthened the relationship with the client while also expanding the market for PE.

In partnership with Lorenzetti, a unique PP application was developed for electric shower heads that makes it possible to add colors and textures to the resin. Because of the launch, the Client received considerable attention at Feicon, the major trade fair of the construction sector.

  The partnership with Tigre, Brazil’s largest manufacturer of plastic tubes, connection and accessories, led to the development of grates made from Green PE. Seeking to improve its sustainability concepts, Tigre is the first company to launch ecological grates for the construction industry.

Braskem has developed a new polyethylene grade with fuel tank applications, seeking to meet its client Ergom’s need for a local supplier. The product offers improved processability compared to products currently available in the Brazilian market and ensures tanks with excellent surface finish.

The Company supported its partnership of over a decade with Química Amparo, which owns the Ypê brand of personal care brands products, drawing on its experience in the area of Business Safety. Braskem participated in an in-house workshop at the company to share its experience on the subject in order to support the creation of new processes.

▶  Innovation Pipeline

   Polyethylene for the blow-molded packaging market: this new PE resin meets the rigorous standards of the cleaning products market and provides increased chemical resistance to blow-molded packaging. The potential growth in the polyethylene market is an additional of 30 kton/y.

 Polypropylene for the raffia segment: the new resin, which aims to increase competitiveness in the raffia market, imparts greater stability and productivity to processes using high-speed machines. The potential PP consumption is estimated at 100 kton/y.

OUTLOOK:

The weakening of the global recovery led the International Monetary Fund (IMF) to revise downward its forecast for world GDP growth in 2013 to around 3.6%. The main risk factors continue to be associated with the performance of economies in the Eurozone and in North America and the ensuing repercussions on growth in emerging markets.

In response to the adverse external environment, Brazil’s federal government bolstered its stimulus measures for the domestic economy by, for example, extending the cuts in the rates of IPI federal value-added tax for automotive, white goods and furniture manufacturers and also extending the Reintegra program to promote exports. It also adopted measures to boost competitiveness and promote the country’s manufacturing industry, such as reducing payroll taxes and cutting energy costs. In this scenario, Brazil’s is expected to register GDP growth of around 3%. Other factors that could have a positive impact on plastics demand are the continued strong performance of the labor market and the investments associated with preparations for Brazil’s hosting of the FIFA World Cup and the Olympic Games.

In commodity markets, the continued volatility in oil prices due to the uncertainties in the current scenario affected naphtha prices, the main feedstock used by the petrochemical industry. Despite the expectation of stronger demand following the upward trend in the world economy, the scenario continues to be marked by caution and limited visibility. Over the medium and long terms, demand growth is expected to outpace supply growth, leading to improvement in the petrochemical cycle.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness by: (i) continuing to strengthen its partnerships with Clients, which has supported market share gains in the domestic market; (ii) supporting the development of Brazil’s petrochemical and plastics chain, with a focus on innovation and technology; (iii) pursuing operational efficiency by maintaining high capacity utilization rates and reducing fixed costs; (iv) capturing value creation through additional capacity in PVC and butadiene; (v) diversifying its feedstock matrix by advancing construction on the Ethylene XXI project (Mexico) and signing new contracts in the United States; and (vi) safeguarding its financial health.

On the operational front, a maintenance shutdown is scheduled for 2013 at one of its crackers: (i) in the fourth quarter, one of the lines at the Camaçari unit will suspend operations for around 30 days. Production planning for the year should partially offset the period of this maintenance shutdown, with capacity utilization at Braskem’s crackers expected to remain around 90%.

Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

UPCOMING EVENTS:

▶       4Q12 and 2012 Earnings Conference Call

Portuguese 1:00 p.m. (Brasília) 10:00 a.m. (US EST) 7:00 a.m. (Los Angeles) 3:00 p.m. (London) Phone. +55 (11) 2188-0155 Code: Braskem	English 2:30 p.m. (Brasília) 11:30 a.m. (US EST) 8:30 a.m. (Los Angeles) 4:30 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

▶       Meetings with Analysts and Investors

*Brasilia Time

INVESTOR RELATIONS TEAM:

Guilherme A. Mélega

IRO and Controller

Phone: (55 11) 3576-9531

guilherme.melega@braskem.com

Roberta Varella

IR Manager

Phone: (55 11) 3576-9266

roberta.varella@braskem.com

Daniela Balle de Castro

IR Analyst

Phone: (55 11) 3576-9615

daniela.castro@braskem.com

www.braskem.com.br/ir

Susana S. Yamamoto IR Coordinator Phone: (55 11) 3576-9970 susana.yamamoto@braskem.com Pedro Gomes de Souza IR Analyst Phone: (55 11) 3576-9010 pedro.gomes@braskem.com

NOTE:

(i) On December 31, 2012, the Brazilian real/U.S. dollar exchange rate was R$2.0435/US$ 1.00.

(ii) The results of the PP business assets acquired in 2011 were consolidated in Braskem’s results as from 4Q11. Braskem’s consolidated financial statements for 2011 were impacted also by the consolidation of Cetrel and the inclusion of the proportional investment in the subsidiary jointly with Refinaria de Petróleo Rio-Grandense (RPR).

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement	4Q12	3Q12	4Q11	Change (%)	Change (%)	2012	2011	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	10,923	10,993	10,070	-1%	8%	42,114	38,920	8%
Net Revenue	9,232	9,254	8,539	0%	8%	35,513	32,497	9%
Cost of Good Sold	(8,309)	(8,273)	(7,886)	0%	5%	(32,210)	(28,819)	12%
Gross Profit	923	981	654	-6%	41%	3,303	3,678	-10%
Selling Expenses	(276)	(246)	(208)	12%	33%	(968)	(800)	21%
General and Administrative Expenses	(282)	(271)	(255)	4%	10%	(1,104)	(1,034)	7%
Business Combination	-	-	30	-	-	-	30	-100%
Other Net Operating Income (expenses)	46	6	58	697%	-21%	334	(4)	-
Investment in Subsidiary and Associated Companies	(78)	57	1	-	-	(26)	(2)	1450%
Operating Profit Before Financial Result	332	528	279	-37%	19%	1,539	1,869	-18%
Net Financial Result	(596)	(567)	(598)	5%	0%	(3,372)	(2,787)	21%
Profit (loss) Before Tax and Social Contribution	(264)	(39)	(319)	578%	-17%	(1,834)	(918)	100%
Income Tax / Social Contribution	111	59	145	87%	-24%	793	374	112%
Discontinued operations result	428	(147)	2	-	-	302	56	440%
Net Profit (loss)	275	(127)	(172)	-	-	(738)	(488)	51%
Earnings (loss) Per Share (EPS)	0.35	(0.17)	(0.21)	-	-	(0.92)	(0.62)	48%

Note: In the last quarter of 2012, the Management of the Company divested its ownership interests in Cetrel and Distribuidora de Águas de Camaçari (Braskem Distribuidora) and commenced negotiations for the divestment of Quantiq. The results of Cetrel and of Braskem Distribuidora for 2011 and 2012 and the gains from their divestment are presented in the line “profit or loss from discontinued operations” on the consolidated statements of operations. The results of Quantiq for 2011 and 2012 are also presented in the line “profit or loss from discontinued operations” on the consolidated statements of operations. The assets and liabilities of these companies for 2012 are presented in the lines “held-for-sale assets” and “held-for-sale liabilities”, respectively (see Note 6 to the Financial Statements).

EXHIBIT II

Consolidated Statement of Operations - EBITDA

(R$ million)

Income Statement	4Q12	3Q12	4Q11	Change (%)	Change (%)	2012	2011	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	10,923	10,993	10,070	-1%	8%	42,114	38,920	8%
Net Revenue	9,232	9,254	8,539	0%	8%	35,513	32,497	9%
Cost of Good Sold	(8,309)	(8,273)	(7,886)	0%	5%	(32,210)	(28,819)	12%
Gross Profit	923	981	654	-6%	41%	3,303	3,678	-10%
Selling Expenses	(276)	(246)	(208)	12%	33%	(968)	(800)	21%
General and Administrative Expenses	(282)	(271)	(255)	4%	10%	(1,104)	(1,034)	7%
Other operating income (expenses)	46	6	58	697%	-21%	334	(4)	-
Non Recurring Expenses Related to Fixed Assets	2	(1)	12	-	-83%	(10)	90	-
Discontinued operations result	499	(49)	15	-	-	480	89	440%
EBITDA	1,399	930	718	50%	95%	3,958	3,742	6%
EBITDA Margin	15.2%	10.1%	8.4%	5.1 p.p.	6.7 p.p.	11.1%	11.5%	-0.4 p.p.
Depreciation and Amortization	488	509	443	-4%	10%	1,924	1,723	12%
Cost	437	468	395	-6%	11%	1,733	1,547	12%
Expenses	50	41	48	22%	5%	191	176	9%

EXHIBIT III

EBITDA RECONCILIATION

(R$ million)

EBITDA Restatement	4Q12	3Q12
EBITDA	1,399	930
Depreciation included in COGS and SG&A	(488)	(509)
Elimination of non recurring (fixed assets)	(73)	(98)
Investment in subsidiaries and associated companies	(78)	57
Financial Result	(596)	(567)
Income Tax and Social Contribution	111	59
Net Income (Loss)	275	(127)

EXHIBIT IV

Consolidated Balance Sheet

 (R$ million)

ASSETS	12/31/2012	09/30/2012	Change (%)
	(A)	(B)	(A)/(B)
Current	12,692	12,221	4
Cash and Cash Equivalents	3,288	3,569	(8)
Marketable Securities/Held for Trading	172	242	(29)
Accounts Receivable	2,326	2,535	(8)
Inventories	4,102	3,908	5
Recoverable Taxes	1,476	1,453	2
Other Receivables	1,050	515	104
Non Current Assets Held for Sale	278	0	-
Non Current	28,471	28,676	(1)
Marketable Securities/ Held-to-Maturity	34	28	21
Compulsory Deposits and Escrow Accounts	180	184	(2)
Accounts Receivable	38	52	(27)
Deferred Income Tax and Social Contribution	2,056	2,042	1
Taxes Recoverable	1,527	1,606	(5)
Related Parties	128	151	(15)
Insurance claims	47	137	(66)
Others Accounts Receivable	218	229	(5)
Investments	126	130	(4)
Property, Plant and Equipament	21,177	21,143	0
Intangible Assets	2,941	2,973	(1)
Total Assets	41,164	40,897	1

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2012	09/30/2012	Change (%)
	(A)	(B)	(A)/(B)

Current	12,657	12,480	1
Suppliers	8,898	9,017	(1)
Financing/Debentures	1,836	1,288	43
Hedge Accounting Opperations	293	254	16
Salary and Payroll Charges	349	315	11
Dividends and Interest on Equity	5	487	(99)
Taxes Payable	343	473	(28)
Advances from Customers	238	110	116
Sundry Provisions	52	12	320
Other Payable	533	524	2
Non Current Liabilities Held for Sale	110	0	-
Non Current	19,843	19,861	(0)
Financing/Debentures	15,676	15,735	(0)
Deferred Income Tax and Social Contribution	2,139	2,088	2
Taxes Payable	1,165	1,190	(2)
Sundry Provisions	363	327	11
Advances from Customers	205	213	(4)
Other Payable	267	272	(2)
Others	29	37	(20)
Shareholders' Equity	8,664	8,556	1
Capital	8,043	8,043	-
Capital Reserve	798	846	(6)
Profit Reserves	0	109	(100)
Treasury Shares	(49)	(97)	(50)
Other Comprehensive Income	349	355	(2)
Retained Earnings (losses)	(566)	(962)	-
Non Controlling Interest	88	261	(66)
Total Liabilities and Shareholders' Equity	41,164	40,897	1

EXHIBIT V

Cash Flow

(R$ million)

Cash Flow	4Q12	3Q12	4Q11	2012	2011
Profit (loss) Before Income Tax and Social Contribution	293	(181)	(313)	(1,382)	(847)
Adjust for Net Income Restatement
Depreciation and Amortization	488	509	443	1,924	1,723
Equity Result	(7)	35	(0)	26	2
Interest, Monetary and Exchange Variation, Net	429	402	445	2,443	2,292
Business Combination	-	-	(30)	-	(30)
Others	307	(17)	(11)	294	2
Cash Generation before Working Capital	1,510	748	533	3,305	3,143
Operating Working Capital Variation
Market Securities	64	(25)	18	17	91
Account Receivable	75	(449)	994	(625)	366
Recoverable Taxes	35	(137)	(92)	(459)	(311)
Inventories	(274)	606	49	(566)	(382)
Advanced Expenses	3	17	(94)	50	(63)
Other Account Receivables	(457)	(100)	(172)	(529)	(356)
Suppliers	(12)	178	(525)	2,166	1,326
Advances from Customers/Long-Term Incentives	121	(8)	27	201	188
Taxes Payable	(147)	(221)	(91)	(426)	(52)
Other Account Payables	48	191	(60)	389	(212)
Other Provisions	77	8	(50)	94	(74)
Operating Cash Flow	1,043	810	537	3,616	3,663
Interest Paid	(481)	(133)	(236)	(1,007)	(802)
Income Tax and Social Contribution	(8)	(8)	(11)	(37)	(83)
Net Cash provided by operating activities	553	669	290	2,572	2,778
Proceeds from the sale of fixed assets	110	5	21	116	24
Proceeds from the capital reduction of associates	-	-	-	-	7
Additions to Investment	(141)	-	(619)	(141)	(619)
Additions to Fixed Assets	(942)	(450)	(778)	(2,793)	(2,252)
Additions to Intangible Assets	(8)	(3)	(4)	(16)	(11)
Financial Assets Held to Maturity	6	(2)	(2)	(0)	(14)
Cash used in Investing Activities	(975)	(450)	(1,382)	(2,834)	(2,866)
Obtained Borrowings	1,070	2,001	1,985	6,666	7,123
Payment of Borrowings	(407)	(1,903)	(1,229)	(5,493)	(6,043)
Repurchase of Shares	-	(37)	-	(37)	(1)
Dividends	(482)	(0)	-	(482)	(665)
Non-controlling interests	(38)	1	80	(20)	80
Others	-	-	2	-	0
Cash used in Financing Activities	142	62	838	634	495
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(2)	(9)	(12)	(36)	(117)
Increase (decrease) in Cash and Cash Equivalents	(281)	271	(267)	335	289
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,569	3,297	3,254	2,952	2,698
Cash and Cash Equivalents at The End of The Year	3,288	3,569	2,987	3,288	2,987
Increase (Decrease) in Cash and Cash Equivalents	(281)	271	(267)	335	289

EXHIBIT VI

Production Volume – Main Products

PRODUCTION CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12

Polyolefins
PE's	576,414	620,383	623,964	570,375	656,359	637,216	666,380	579,520
PP	400,940	358,470	423,381	382,702	431,401	379,643	440,753	394,822

Vinyls
PVC	92,855	107,415	121,120	117,505	114,950	110,629	140,595	131,192
Caustic Soda	63,962	74,409	118,105	110,447	116,142	99,083	126,430	108,934
Chlorine	10,607	11,155	12,181	12,021	15,103	11,641	13,793	12,515

Basic Petrochemicals
Ethylene	739,176	808,278	812,442	759,262	870,154	819,825	868,891	770,887
Propylene	342,698	379,448	365,629	323,324	377,083	363,951	390,155	341,299
Benzene	204,124	221,063	203,897	189,582	212,173	196,181	211,096	184,735
Butadiene	72,752	80,939	84,245	76,598	78,132	75,927	106,597	95,047
Toluene	38,762	38,231	34,070	22,655	43,677	32,637	46,443	42,122
Fuel (m³)	226,529	208,945	213,302	219,175	204,444	199,333	205,932	210,297
Paraxylene	31,326	41,801	34,541	31,543	44,630	45,458	49,050	45,660
Orthoxylene	16,174	21,656	17,667	18,346	24,458	22,924	24,590	20,685
Butene 1	20,690	18,932	15,562	11,783	10,910	10,078	15,067	9,651
ETBE	72,052	76,373	74,181	61,636	71,525	59,017	78,890	76,818
Mixed Xylene	22,279	20,117	25,843	27,316	19,694	21,955	27,580	16,739
Cumene	71,379	83,561	72,708	67,882	63,697	63,804	64,406	54,335
Polybutene	5,659	7,053	3,846	6,300	5,222	6,317	6,010	3,495
GLP	9,988	4,620	7,668	10,760	11,170	6,892	4,533	2,870
Aromatic Residue	37,529	42,051	41,816	31,231	31,838	30,566	33,821	25,972
Petrochemical Resins	3,688	4,227	3,383	5,810	3,918	3,863	3,304	3,112

International Business
PP	194,921	187,577	198,008	429,678	439,216	427,039	448,500	441,978

EXHIBIT VII

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12

Polyolefins
PE's	366,310	371,823	418,298	368,502	407,701	390,042	458,669	411,759
PP	290,071	272,456	303,560	283,727	307,476	275,205	338,208	312,449
Vinyls
PVC	106,435	119,742	135,350	122,468	131,017	133,053	154,004	142,850
Caustic Soda	90,331	96,849	112,447	115,370	113,673	113,551	114,575	122,253
Chlorine	11,076	11,096	12,269	12,114	12,939	13,387	13,620	12,436

Basic Petrochemicals
Ethylene	122,464	124,022	121,969	122,833	136,402	123,285	138,874	122,727
Propylene	52,307	57,107	53,249	55,035	60,943	46,801	57,302	52,505
Benzene	107,934	103,569	112,462	96,880	109,729	112,832	116,921	108,836
Butadiene	62,239	68,659	68,153	53,864	57,903	59,727	56,748	44,626
Toluene	22,504	23,797	28,148	29,240	32,797	29,939	26,679	12,406
Fuel (m³)	223,792	212,659	201,803	224,284	172,452	179,039	176,205	212,079
Orthoxylene	16,354	19,410	17,805	18,473	23,196	20,962	24,128	18,086
Mixed Xylene	18,754	17,992	21,238	25,042	24,785	22,267	25,045	17,984
Cumene	75,027	76,153	76,066	63,629	67,042	58,853	62,482	62,312
Polybutene	2,600	3,658	3,647	2,096	2,364	3,310	2,439	2,592
GLP	9,788	5,548	7,385	12,048	13,242	8,019	6,957	4,612
Aromatic Residue	31,143	50,750	44,062	35,522	45,195	28,000	37,554	27,467
Petrochemical Resins	2,816	2,505	2,461	2,110	2,326	2,581	2,075	2,217

EXHIBIT VIII

Sales Volume – Export Market – Main Products

and International Businesses

Export Market - Sales Volume
CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
Polyolefins
PE's	192,403	221,140	260,168	208,051	230,155	227,230	233,607	170,843
PP	102,980	89,160	129,319	100,189	101,740	103,022	117,655	93,077

Basic Petrochemicals Unit
Propylene	33,084	43,965	43,478	35,062	46,216	36,796	60,847	43,885
Benzene	44,653	52,256	44,254	43,015	36,404	47,893	35,732	48,876
Butadiene	10,058	10,122	17,350	21,097	15,699	11,807	55,047	55,443
Toluene	14,960	6,889	27,700	15,095	9,239	6,479	10,748	40,413
Fuel (M³)	-	8,409	4,174	6,018	15,393	38,113	15,822	15,661
Paraxylene	30,396	33,459	38,144	36,419	36,572	44,526	46,546	38,601
Butene 1	5,025	8,173	4,353	2,005	1,009	2,040	-	1,499
ETBE	81,097	60,955	82,966	71,907	62,838	54,312	83,342	89,063
Mixed Xylene	1,341	265	2,753	398	239	133	80	556
Polybutene	2,823	2,192	2,447	1,303	3,292	3,364	3,050	3,475

International Business
PP	199,518	184,744	206,387	426,174	428,042	420,768	451,723	443,571

EXHIBIT IX

Consolidated Net Revenue

(R$ million)

Net Revenue by Segment
R$ million	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12

Polyolefins
Domestic Market	2,297	2,319	2,397	2,181	2,347	2,400	2,881	2,809
Export Market	810	857	1,033	838	921	1,080	1,109	911

Vinyls
Domestic Market	377	442	442	408	439	467	535	542

Basic Petrochemicals
Domestic Market
Ethylene/Propylene	422	499	440	454	496	513	518	481
Butadiene	229	343	426	259	283	341	228	182
Cumene	161	188	185	157	142	160	172	172
BTX	281	298	301	284	343	398	456	426
Others	341	382	366	402	380	376	418	421
Export Market
Ethylene/Propylene	86	127	129	81	121	101	148	124
Butadiene	37	53	111	89	99	71	232	207
BTX	209	201	230	210	212	255	260	378
Others	182	191	226	181	190	245	301	283

International Business	653	735	722	1,319	1,301	1,432	1,314	1,416

Resale*
Domestic Market	-	2	11	-	-	-	6	2
Export Market	908	1,216	1,162	1,058	653	678	515	563

Others	236	345	343	615	138	445	161	314
Total	7,236	8,199	8,523	8,539	8,064	8,963	9,254	9,232
*Naphtha, condensate and crude oil

EXHIBIT X

Results by Segment

(R$ million)

Results by Business Segment - YTD 2012
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	23,603	14,457	2,020	5,465	45,545	(10,032)	35,513
Cost of Goods Sold	(21,793)	(13,132)	(1,948)	(5,272)	(42,145)	9,935	(32,210)
Operating Expenses	(556)	(888)	(128)	121	(1,451)	(314)	(1,765)
Operating Profit	1,253	437	(56)	315	1,949	(410)	1,539

Results by Business Segment - YTD 2011
Segments					Total reportable segments	Others /Adjustments	Braskem consolidated
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business
Sales Net Revenues	23,081	12,854	1,731	3,284	40,950	(8,453)	32,497
Cost of Goods Sold	(20,874)	(11,729)	(1,608)	(3,137)	(37,348)	8,529	(28,819)
Operating Expenses	(575)	(840)	(178)	(130)	(1,724)	(85)	(1,809)
Operating Profit	1,631	285	(56)	17	1,878	(9)	1,869

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.